United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 26, 2008

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com Former name or former address, if changed since last report: Not applicable	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com Former name or former address, if changed since last report: Not applicable	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 26, 2008, MGE Energy, Inc. (the Company) issued a press release announcing its fourth-quarter 2007 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired:
     Not applicable.

(b) Pro forma financial information:
     Not applicable.

(c) Shell company transactions:
     Not applicable.

(d) Exhibit(s):

8-K Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 26, 2008.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: February 26, 2008

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 26, 2008

8-K Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 26, 2008.

EXHIBIT 99.1

NEWS

Contact: Steve Kraus, (608) 252-7907

MGE Energy Reports Fourth-Quarter Earnings

Madison, Wis., Feb. 26, 2008—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Dec. 31, 2007, of $11.0 million or 50 cents per share compared to $11.2 million or 54 cents per share for the same period in the prior year. MGE Energy reported earnings for the twelve months ended Dec. 31, 2007, of $48.8 million or $2.27 per share compared to $42.4 million or $2.06 per share for the same period in the prior year.

Earnings were down slightly for the fourth quarter despite sales growth at the electric segment. During the three months ended Dec. 31, 2007, electric retail deliveries increased 2.4% from those in the same period in the prior year. The increase in electric retail deliveries primarily represents increased residential and commercial/industrial usage. The benefit from sales growth was offset by higher fuel prices during the fourth quarter and maintenance costs on both electric and gas facilities.

The primary contributor to higher earnings for the twelve months ended Dec. 31, 2007, is an increase in revenues from the recovery of costs related to MGE Energy's construction activities. As a result of the construction activities at Elm Road and the Top of Iowa III wind project, MGE Energy recognized $4.6 million in additional pretax income for the twelve months ended Dec. 31, 2007, compared to the same period in the prior year.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric Co., generates and distributes electricity to nearly 136,000 customers in Dane County, Wis., and purchases and distributes natural gas to nearly 140,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy Inc.
(In thousands, except per-share amounts)
(Unaudited)

	2007	2006	2005
Three Months Ended Dec. 31			
Operating revenue	$142,840	$138,611	$159,595
Operating income	$19,576	$21,538	$16,094
Net income	$11,021	$11,153	$8,535
Earnings per share (basic and diluted)	$0.50	$0.54	$0.42
Weighted average shares outstanding (basic and diluted)	21,886	20,754	20,446
Twelve Months Ended Dec. 31			
Operating revenue	$537,594	$507,546	$513,370
Operating income	$83,667	$78,994	$60,472
Net income	$48,825	$42,423	$32,091
Earnings per share (basic and diluted)	$2.27	$2.06	$1.57
Weighted average shares outstanding (basic and diluted)	21,520	20,564	20,436

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